

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

Via E-mail
Wei Wang
Chief Executive Officer
ChineseInvestors.com, Inc.
13791 E. Rice Place, Suite #107
Aurora, CO 80015

    Re: ChineseInvestors.com, Inc.
            Amendment No. 1 to Form S-1
            Filed April 18, 2012
            File No. 333-179783

Dear Mr. Wang:

        We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your response to comment 1 from our letter dated March 23, 2012 suggests that we should consider common stock issuable upon conversion of preferred stock in determining the percentage of common shares held by non-affiliates that the registered shares represent. Please revise to provide an analysis based upon the current number of common shares outstanding. Also provide a detailed analysis of why the offering should not be considered a primary offering based upon the all the relevant facts and circumstances, such as the nature of the offering, the nature of the selling shareholder, and the limited and recent trading market for the shares (including whether it is largely affiliates or non-affiliates who are trading the shares). For guidance, see the Division of Corporation Finance's Compliance and Disclosure Interpretations, Securities Act Rules, Section 612.09, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

2.   We note your response to comment 2 from our letter dated March 23, 2012. Explain whether and how Indiana corporate law permits shareholders to grant a board of directors approval to effectuate a reverse stock split on a prospective basis for an unlimited time period.

3.   Please make sure that all information in the prospectus is accurate and consistent. For example, we note disclosure on page 44 which indicates that as of the date of the prospectus you had 4,885,111 shares of common stock outstanding, whereas disclosure on page 19 indicates that you had 4,835,111 shares outstanding.

4.   We note your response to comment 3 from our letter dated March 23, 2012 where you state that the reverse stock split effective October 6, 2011 is reflected in the unaudited Statement of Shareholders Equity for the nine months ended February 29, 2012 and in Note 3 to those unaudited financial statements for the same period. Please revise all periods of your financial statements presented in the Form S-1 to retrospectively reflect the reverse stock split. Refer to ASC 260-10-55-12. When making these revisions, please note that you did not reflect the reverse stock split in the weighted average number of common shares outstanding figures for the period ended February 29, 2012.

Prospectus Cover Page

5.   Please remove the statement that, "As of the date of this prospectus, Kodiak cannot own more than 639,190 shares." As we noted in comment 9 from our letter dated March 23, 2012, even though Kodiak may not purchase shares amounting to more than 9.99% of the outstanding shares on the closing date, this restriction does not prevent Kodiak from selling some of its holdings and then receiving additional shares. In this way, Kodiak could sell more than the 9.99% limit, including all two million shares being registered, while never holding more than the limit. Please make this clear in any other instances where you refer to Kodiak's ownership limitation.

Offering Summary, page 1

6.   Supplement the information added in response to comment 6 from our letter dated March 23, 2012 with a discussion of the likelihood that the company will ever receive the full amount of proceeds available under the Investment Agreement. Specifically discuss the limited trading volume in your common stock and price volatility, how these factors affect Kodiak's ability to sell shares put to them, and your subsequent ability to put more shares. Make clear that each put will likely decrease your stock price which means subsequent puts would provide less proceeds per share. In addition, quantify the Commitment Shares and Document Preparation Fee Kodiak received to enter into the Investment Agreement.

7.   Revise the disclosures added in response to comment 7 from our letter dated March 23, 2012 to reflect the total shares of common stock outstanding without inclusion of preferred stock convertible into common stock.

Risks Related To Our Common Shares And Shareholder Rights, page 13

Our Investment Agreement with Kodiak presents Substantial Risks…, page 14

8.   Revise the first sentence of this risk factor to reconcile with other disclosures indicating that your most recent put price would be $0.77 and that you would have to issue 1,948,051 shares to receive all $1,500,000 of the Investment Agreement proceeds. Per comment 9 from our letter dated March 23, 2012, disclose the percentage of outstanding common shares that the two million shares you have registered represent. When calculating this percentage, do not calculate the number of outstanding shares on a fully diluted basis (i.e., do not include convertible securities such as convertible preferred stock).

Liquidity, page 32

9.   Per comment 13 from our letter dated March 23, 2012 please provide a more detailed assessment of your financial condition and liquidity outlook. Your discussion should explain the extent you expect to rely on your Investment Agreement with Kodiak in the near future given the proceeds received in your recently completed private placement. To the extent practicable quantify expected monetary needs over the next 12 months and how you intend to finance those needs.

Exhibit 5.1

10.   The revisions made in response to comments 14 and 15 from our letter dated March 23, 2012 remove the substance of counsel's opinion. Please have counsel revise to state, if true, that the shares to be offered by Kodiak will be validly issued, fully paid and nonassessable. In accordance with comment 14, make clear that the opinion pertains to the shares to be offered by Kodiak, rather than just "the legality of the issuance of common stock by ChineseInvestors.Com, Inc."

You may contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Dennis Brovarone, Esq.